AVON DEFERRED COMPENSATION PLAN
                           (Restated as of January 1, 1998)


        (1) Purpose: Subject to the terms of the Avon Products, Inc. Deferred Compensation Plan (the "Plan"), an eligible employee of Avon Products, Inc. (the "Company") may elect to defer receipt of some or all of the following forms of compensation:

        (a) All or part of his or her annual bonus awarded under the Company's Management Incentive Plan, U.S. Incentive Plan or other specified annual incentive awards (collectively referred to as "Annual Bonus");

        (b) All or part of his or her cash award component otherwise payable under the Company's 1997 Long Term Incentive Plan or successor long term incentive plans (collectively referred to as "LTIP bonus");

         (c) If a Participant in the Company's qualified (401(k)) Personal Savings Plan, up to 6% of any Base Salary in excess of the limitation on compensation that is eligible for pre-tax contributions under a qualified Section 401(k) savings plan; and

        (d)  Effective July 1, 1998, up to 50% of Base Salary.

        (2) Eligibility: Any employee of the Company may participate in the Plan who is both on the U.S. payroll and eligible to participate in the Company's 1997 LTIP or successor long term incentive plan (collectively referred to as "Participants").

        3.  Deferral of Annual Bonus:   A Participant may elect to defer all
or a portion of his Annual Bonus for each calendar year. The amount or percentage of the Annual Bonus to be deferred for a calendar year is at the discretion of the Participant, except that the elected amount or percentage must be at least equal to the lesser of $5,000 or 100% of such Bonus. An election by a Participant to defer all or part of such Bonus must be made prior to the end of the calendar year for which the Annual Bonus is paid by completing, signing and returning an election form provided by the Company by no later than a date established by the Company at its discretion. (For example, the Annual Bonus for 1998 will be paid in 1999, but the election t

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defer has to be made by October 1, 1998.)  Each such election is only valid for the calendar year in which it is made and a new election must be made for each subsequent calendar year in which the Participant chooses to defer an annual bonus.

        4.  LTIP Bonus   A participant may elect to defer all or a portion of
his or her cash award earned and payable as an LTIP Bonus, provided, that the elected amount or percentage must be at least equal to the lesser of $5,000 or 100% of such bonus. Such election must be made prior to the end of the performance period for which an LTIP bonus is payable, by completing, signing and returning an election form provided by the Company by no later than a date established by the Company at its discretion.

        5.  Deferral of Excess Personal Savings Account Plan Contributions:
A Participant (i) may elect to defer receipt of all or a portion of the Before-Tax Participant Contributions as defined in the Personal Savings Account Plan ("Savings Plan") which would have been permitted to be made as "Basic Contributions" under such plan for a Plan year, as if subsections (a) through (c) below applied, in excess of the Before-Tax Participant Contributions actually made by such Participant to the Savings Plan for such Plan Year, and (ii) shall be concurrently credited with those Company matching contributions which would have been made under the Savings Plan in excess of those matching contributions actually made to that Plan for such Plan Year, as if

        (a)  the limitations of Code Section 415 were not applicable, and

        (b) the limitations of Code Section 401(a)(17) were not applicable, and

        (c)  the limitations of Code Section 402(g) were not applicable.

        Any election to defer pursuant to this Section 5 must be made independently from any bonus deferral election pursuant to Sections 3 or 4, and prior to the year in which the performance of the services to which the compensation deferral relates. Each such election is valid only for the calendar year for which it was made, and a new election must be made in advance for each year thereafter in which the Participant chooses to make deferrals under Section 5.

        6. Deferral of Base Salary: A Participant may elect to defer up to Fifty Percent (50%) of his or her regular bi-weekly Base Salary payable on and after July 1, 1998 subject to a minimum annual deferral of $5,000 ($2,500 for 1998). Such deferral would be implemented through regular payroll deductions of up to 50% of the gross amount of each regular paycheck, as soon as practicable after the Company's receipt of a properly completed and signed approved deferral election form provided by the Company. An elected deferral



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of Base Salary will remain in effect until and unless the Participant submits a signed approved form electing to discontinue such deferral which discontinuance would take place as of the beginning of the next calendar quarter.

        7.  Crediting of Deferred Amounts:   The Company shall establish and
maintain individual accounts under the name of each Participant who elects to defer compensation under the Plan. Bonus deferrals under the Plan will be credited effective as of the date the Bonus would otherwise be payable. Deferred compensation under Sections 5 or 6 will be credited effective as of the applicable dates of payroll withholding.

        8.  Distribution Accounts.   At the time each deferral election is
made, a Participant shall also irrevocably designate that his or her deferred compensation is to be allocated, in whole or in part, to one or both of two distribution accounts: a "Retirement/Termination Distribution Account", distributions from which are subject to the terms of Section 12 of the Plan, or an "In-Service Distribution Account", distributions from which are subject to the terms of Section 13 of the Plan. Separate accounts will be maintained for each type of distribution allocation and amounts may not be transferred from one distribution account to the other. Allocations of any form of deferred compensation between the two accounts shall be in 10% increments. In the event no allocation has been elected, deferred compensation shall be wholly credited to a Retirement/Termination Distribution Account.

        9.  Investment Credit Accounts.   Effective on and after July 1, 1998,
all deferred compensation, whether allocated to a Retirement/Termination Distribution Account or an In-Service Distribution Account, shall be deemed invested in one or more of three optional investment credit accounts described below, as elected by the Participant. All investment credits are hypothetical in that no funds are actually invested. Compensation deferred under the Plan prior to July 1, 1998 was credited with an amount of interest determined in accordance with the provisions of the Fixed Income Account. Effective on and after July 1, 1998, a Participant may elect to have compensation deferred prior to that date thereafter alternatively credited, in whole or in part, to one of the other two investment credit accounts. The three investment credit account options are as follows:

        (a) Fixed Income Account Deferred compensation amounts allocated to this account will be credited, at the end of each quarter, with imputed interest at an annualized rate of 7%, or if higher, the market interest rate payable on 30 year U.S. Treasury Bonds in effect on the last day of the prior quarter. Compensation deferred prior to the year 1990 that continuously remains credited to the Fixed Income Account will be credited with a special enhanced interest rate, namely a rate based on Moody's Composite Bond Average, determined as of the end of each calendar quarter, plus an additional four percentage points, compounded annually. If pre-1990 deferred compensation is moved to a different account, such special enhanced rate will no longer be applicable when and if moved back to the Fixed Income Account.



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        (b)  Standard & Poors 500 Stock Index Account  Deferred compensation amounts allocated to this account will be treated as if hypothetically invested in a manner that is closely linked to changes in the S&P 500 Index over the course of each calendar quarter. The Company will enter into a series of quarterly financial "swap" contracts intended to closely replicate the return provided by an investment in actual S&P 500 Index stocks over the term of such contract.

         (c) Avon Stock Unit Account Deferred compensation amounts allocated to this account will be treated as if hypothetically invested at the beginning of each quarter in the Company's Common Stock. The Company will enter into a series of quarterly financial "swap" contracts intended to closely replicate the return provided by an investment in the Company's Common Stock over the term of such contracts.

            The Company reserves the right to discontinue the use of swap contracts in which event the investment return credit for a quarter may be linked to the changes in the actual S&P 500 Index or prices of the Company's Stock, as reported in the Wall Street Journal.

            The aggregate balances credited to Participants' investment credit accounts on the first day of each calendar quarter will be sum of (1) the value of the specific account's balance, if any, updated as of the end of the prior quarter, (2) the value of any other investment account balances, updated as of the end of the prior quarter that are now, at the Participant's election, being initially transferred to the new account, and (3) compensation initially deferred during the immediately preceding quarter, together with an interest credit accrued from the effective date of such a deferral to the end of such quarter based on the applicable rate determined for the Fixed Income Account.

        10. Investment Elections: Investment elections for each calendar quarter shall be made by submitting an Investment Election Change Form provided by the Company at least 10 days prior to the first day of the quarter for which it is to become effective. In the absence of any change in election, the Participant's deferred compensation, including any newly added deferred amounts, shall continue to be invested in the same accounts, with the same percentage allocations, as are in effect for the immediately preceding quarter.


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            The allocation of investment elections among more than one investment account shall be in increments of one percent until and unless a new Investment Election Change Form is timely submitted. Separate elections can be made with respect to past and future deferrals. All investment election changes shall be effective only as of the beginning of a calendar quarter.

             Following retirement or termination of employment, if installment payments have been elected, a Participant may continue to make investment election changes each quarter subject to Section 10 of the Plan. Similarly, beneficiaries who continue to receive installment payments after a Participant's death will have such election option, provided, that if there is more than one beneficiary, all must sign any Investment Election Change Form.

             All distributions of deferred compensation will be payable in cash less applicable tax withholding. Accordingly, distributions derived from an S&P 500 Account or Avon Stock Unit Account will be converted to a cash amount on the basis of the account's value determined as of the end of the prior quarter.

        11.  Early Withdrawals:   At any time prior to the date distributions
of deferred compensation are otherwise scheduled to be made, a Participant may request, on 30 days written notice, an early withdrawal of all or a portion of his or her total deferred compensation account subject to the following conditions:

        (a) Hardship An early withdrawal request based on the Participant's personal financial hardship must meet the hardship eligibility requirements of the Savings Plan as well as such other requirements as the Company may establish in its discretion.
             No hardship withdrawal may be for less than $10,000. If approved, a hardship withdrawal will be provided without any forfeiture penalty.

        (b)  Non-Hardship   An early withdrawal that does not qualify as a
             hardship withdrawal will be subject to an irrevocable forfeiture of a deferred amount equal to 10% of the withdrawn amount. Any non-hardship withdrawal may be for no less than $25,000.

             When an early withdrawal is made, a Participant's participation in the Plan will be suspended for a period of 12 months, provided that any unwithdrawn deferred balance shall continue to be subject to the Plan. No more than one early withdrawal may be made in any 12 month period.


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        12.  Distribution Upon Retirement/Termination.   A Participant's
entire Retirement/Termination Distribution Account will be payable in cash in a single payment on or about January 15 of the first calendar year following severance of employment or, if so elected, and the account is at least $5,000, in annual installments commencing on or about January 15 of the first calendar year following severance of employment with additional installments continuing to be paid on or about each subsequent January 15 for the period elected. For purposes of this Plan, severance of employment means severance for any reason including, but not limited to, death, retirement, resignation or permanent disability under the Company's Long Term Disability Plan. In the event of disability, as defined under the Company's Long Term Disability Plan, the Participant, with the Company's consent, may elect to receive all or a portion of his or her deferred compensation as soon as practical after the commencement of such Disability; otherwise, the Participant's account will not become payable until after final separation from the Company.

            A Participant may elect to receive such account in up to fifteen
(15)annual installments. Such election must be made, or changed, by written election at least 12 months prior to the date a full lump sum amount would otherwise be payable. Any new installment payment election made subsequent to such 12 month notice period would be effective only with the consent of the Company, which principally would be considered in situations of involuntary termination of employment on less than 12 months notice to the Participant.

            Should a Participant elect installment payments, the amount of the first installment payment will be a fraction of the value of the Participant's account as of the end of the year immediately preceding the date at which the installment is to be paid, the numerator of which is one (1) and the denominator of which is the total number of annual installments elected. The amount of each subsequent payment will be a fraction of the remaining value of the Participant's account as of the end of the year preceding each subsequent installment date, the numerator of which is one (1) and the denominator of which is the total number of installments elected minus the number of installments previously paid. Investment credits or losses shall continue to accrue on the unpaid balance of the account.

        (13). In-Service Distribution Accounts: Deferred compensation allocated to an In-Service Distribution Account will be distributed on or about January 15 of a future year as designated by the Participant at the time of deferred election. Such designated year must be no earlier than the second calendar year following the year in which the applicable deferred election was made. It is generally anticipated that the Participant would still be


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employed by the Company at the designated time of distribution.  In the event that the Participant in fact should terminate employment with the Company for any reason prior thereto, the account will be distributed on or about January 15 of the year next following the date of termination.

        Only one In-Service Distribution Account may be maintained at any one time. All distributions from such an account will be in one lump sum.

        14.  Death of a Participant:   In the event of a Participant's death
at any time prior to severance of employment, the Participant's entire deferred account will be payable in a lump sum to his or her designated beneficiary or beneficiaries as soon as practicable following the date of death. If, however, the Participant had elected to have his or her Retirement/ Termination Distribution Account distributed in installments, such account will be distributed to such beneficiary or beneficiaries in accordance with such election commencing January 15th of the year next following the date of death. If a Participant dies after severance of employment but prior to the payout of all installments, such installments will continue to be paid for the balance of the elected period to such beneficiary or beneficiaries. Investment gains or losses will continue to accrue on all account balances.
A beneficiary may elect to accelerate a full distribution of the deceased Participant's entire account upon submission of a hardship withdrawal request to the Company within 60 days of the date of death. If there is more than one designated beneficiary, all must sign the request.

            The Company reserves the right to temporarily delay distribution(s) to any beneficiary other than a surviving spouse if it has information that there may be disputes or claims affecting the account including tax claims or tax waivers.

            In the event that a Participant is not survived by a designated beneficiary, or such designated beneficiary subsequently dies before all installment payments have been made, remaining account payments will be made to the Participant's surviving spouse, if any, otherwise to the Participant's estate.

        15.  Deferral of Other Forms of Compensation:   With the written
consent of the Company, a Participant may defer the receipt of other forms of compensation including, but not limited to, lump sum non-qualified retirement benefits. Any such deferral election must be in accordance with the terms and conditions established at the Company's sole discretion and any election would have to be submitted in writing prior to the year in which the payment of such compensation would otherwise be due. Any amount so deferred would thereafter be subject to all terms and conditions of the Plan otherwise applicable to deferred Annual Bonuses.

            Severance compensation payable in the form of salary continuation, and disability compensation, may not be deferred.

        16.  Change of Control:   Upon the occurrence of a Change of Control
as defined in the Company's 1993 Stock Incentive Plan approved by the Company's shareholders, the Plan shall terminate and all deferred compensation account balances will be distributed to Participants, or the designated beneficiaries of any deceased Participants, as soon as practicable after the end of the calendar quarter in which such Change of Control occurs.

        17.  Tax Withholding:   All distributions of deferred compensation of
any type shall be subject to all applicable Federal, state and local income tax withholding requirements. It is anticipated that all distributions will be fully taxable at ordinary income tax rates.

        18.  Administration of the Plan:   The Company shall be the
administrator of the Plan and shall have the discretionary authority to determine all questions arising in connection with the Plan including its interpretation, and may adopt procedural rules and may employ and rely on such legal counsel, accountants, and agents as it may deem advisable to assist in the administration of the Plan. Decisions of the Company shall be conclusive and binding on all persons.

        19. Amendment or Termination of the Plan: The Company reserves the right, at any time, and from time to time, and retroactively as deemed necessary or appropriate, to amend or modify in whole or in part any or all of the provisions of the Plan, including the right to discontinue contributions, provided that no such amendment or modification shall adversely affect the benefits accrued under the Plan prior to the effective date of such amendment or modification. The Company may terminate the Plan for any reason at any time, provided that such termination shall not adversely affect the benefits accrued under the Plan prior to such effective date of such termination.

        20. No Employment Rights: The existence of the Plan or of a deferral agreement does not constitute a contract for continued employment between a Participant and the Company. The Company reserves the right to modify a Participant's compensation and to terminate a Participant for any reason at any time, notwithstanding the existence of this program or of a deferral agreement.

        21.  Segregation of Monies Not Required:   Nothing contained in this
Plan or in a deferral agreement shall require the Company to segregate any monies from their general funds, or to create any trusts, or to make any special deposits for any amounts to be paid to any Participant, beneficiary or contingent beneficiary. Neither the Participant, his or her beneficiary,


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contingent beneficiary, heirs or personal representatives shall have any right, title or interest in or to any funds of the Company on account of this program or on account of having completed a deferral agreement.

        22.  Restriction on Transfer:   The right to receive any benefits
under this Plan may not be transferred, assigned, subject to garnishment, attachment or other legal equitable process without the prior written consent of the Company.

        23.  Application of Law:   The provisions of this Plan shall be
construed in accordance with the Employee Retirement Income Security Act of 1974, as amended, and to the extent not superseded thereby, in accordance with the laws of the State of New York.